May 14, 2008

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention: H. Christopher Owings, Assistant Director

Re:    1-800-FLOWERS.COM, INC.
       Form 10-K for the Fiscal Year Ended July 1, 2007
       Filed September 13, 2007
       File No. 0-26841

Dear Mr. Owings:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filing on Form 10-K of 1-800-FLOWERS.COM, INC., a Delaware corporation (the "Company" or "1-800-FLOWERS.COM"), in your letter dated March 20, 2008 (the "Comment Letter") addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

     We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Item 1. Business, page 1
------------------------


1. Please describe in adequate detail your practices relating to working capital items and the practice within the retail industry. See Item 101(c)(vi) of Regulation S-K.

     In future filings, the Company will expand upon the seasonality of its business and the effect on its working capital requirements. For example, the Company will include information in a form substantially as follows:

     The Company's fiscal second quarter, its largest in terms of revenues, typically accounts for approximately 35-37% of sales, followed by its fiscal fourth quarter, which typically accounts for 24-26% of sales, depending on the timing of the Easter Holiday. The Company's fiscal third quarter accounts for approximately 24-26% of sales, also dependent on the timing of the Easter Holiday, while the Company's fiscal first quarter accounts for approximately 14-16% of sales.

     Accordingly, a disproportionate amount of operating cash flows are generated in the Company's fiscal second and fourth quarters. In preparation for the Company's second quarter holiday season, the Company significantly increases its inventories, and therefore, corresponding cash requirements, which traditionally have been financed by cash flows from operations and bank lines of credit, are highest during the latter part of the Company's fiscal first quarter, peaking within its second fiscal quarter. The Company has historically repaid all bank lines of credit with cash generated from operations, prior to the end of the Company's fiscal second quarter.


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 27
-------------------

Results of Operations, page 29
------------------------------


2. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you attribute your revenue growth during the fiscal year ended July 1, 2007 to a combination of organic growth, as well as the acquisitions of Fannie May Confections Brands on May 1, 2006 and Wind & Weather on October 31, 2005. With regard to marketing and sales expenses, you attribute the 9.5% and 20.4% increase during the years ended July 1, 2007 and July 2, 2006 to various factors. If possible, please quantify the extent to which each change contributes to the overall variance. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

     Please note that with respect to the above referenced examples, due to the material impact of acquisitions on the Company's operations, the Company has included additional disclosure regarding the impact of such acquisitions on the Company's revenues, providing separate disclosure of organic vs. acquisition-related revenue growth. The Company also includes disclosure of its operating expenses as a percentage of net revenues to provide the reader with a better understanding of the Company's ability to leverage, and grow, the revenue of acquired companies' through its shared services operating functions, which provide a centralized management platform, providing support services to all of its brands.

     Within its Results of Operations, in accordance with the Commission's guidance, the Company has included tabular presentations of its financial statement line items, including year-over-year percentage changes, as well as percentages of net revenue. In accordance with Regulation S-K, the Company provides descriptions of all material increases and decreases in its revenue and operating expenses.

     In view of the above, the Company has considered the SEC's comments and respectfully believes that it is currently complying with the requirements of Regulation S-K and the intent of the Commission's interpretive guidance regarding Management's Discussion and Analysis.


Item 10. Directors, Executive Officers and Corporate Governance, page 44
------------------------------------------------------------------------


3. Please ensure that your biographical description of each of your officers and directors is complete. Specifically, please ensure that you provide the business experience during the past five years for each person and, in doing so, describe the type of business conducted at each former employer. Refer to Item 401(e) of Regulation S-K.

     In future filings, the Company will expand its biographical description of its officers and directors, providing the type of business conducted at each former employer for a period of five years prior to the respective filing.


Item 11. Executive Compensation, page 9
---------------------------------------

Compensation Discussion and Analysis, page 9
--------------------------------------------


4. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Mercer Human Resource Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Mercer Consulting works.

     The Compensation Committee of the Board of Directors establishes the Company's compensation philosophy and makes a final determination on all forms of compensation to be provided to the Company's Executive Officers. In that capacity, as disclosed in the CD&A, the Compensation Committee has retained the services of Mercer Human Resource Consulting ("Mercer") to provide specialized information and targeted research to assist the Compensation Committee in the development of compensation and retention strategies. For Fiscal 2007, Mercer was retained by the Compensation Committee to work with the Company's Vice President of Human Resources to review the Company's annual and long-term incentive programs and specifically to develop the Company's LTIP plan. Mercer was also retained to assess the total compensation levels of our Chief Executive Officer and President. Also, as noted in the CD&A, the Compensation Committee considers recommendations from the Chief Executive Officer and President regarding the compensation of their direct reports.

     In future filings the Company will expand its disclosure to indicate whether the President and Chief Executive Officer met with representatives of Mercer for the applicable fiscal year covered by the respective filing. For Fiscal 2007, they did not meet and confer. However, in the performance of its services, Mercer did work with the Company's Vice President of Human Resources.


5. We note your indication that you assess "the market competitiveness of [y]our compensation programs" by reviewing the surveys and other publicly-available data relating to a specific group of companies. Please tell us whether you benchmark the compensation of your named executive officers against this specific group of companies and, if so, what elements of compensation are benchmarked, at what percentage you weigh compensation against and provide a complete list of all of the companies contained in the surveys. Please also tell us why companies such as Tiffany & Co. and William-Sonoma, Inc. are included in the group of companies you have surveyed, considering they are not primarily internet retailers and, therefore, do not appear to be within your peer competitive group.

     Although the Company compares the compensation of its executive officers to the compensation of similar personnel within its peer group, the Company uses this information as a general guideline, exercising discretion in determining base salaries and equity grants and does not require that either be benchmarked against a specific level relative to its peers. In addition, on an annual basis, the Company obtains summary survey information, without company detail, to evaluate the competitiveness of its annual merit increases. In future filings, the Company will expand upon its disclosure regarding the relative use of peer data and survey information.

     While the Company is primarily an e-tailer, the Company operates in the gifting industry, providing a broad range of thoughtful gifts and services offered via the Internet, over the phone, through catalogs, and in its Company-owned stores. The majority of the Company's brands operate retail stores in addition to their e-commerce operations. Both Tiffany & Co. and William Sonoma are premier "gift" retailers which offer their customers the ability to make purchases via the internet, as well as through their stores, and as such are considered by the Company to be within its peer group.

6. We note that Mr. Christopher McCann received a 9.4% raise in his salary in 2007 but all the other named executive officers received a 0-4.7% raise. Please elaborate further on the various factors that you describe in this section to explain in detail the reasons for the greater increase in Mr. McCann's salary.

     The minimum base salary for Mr. Christopher McCann is prescribed in his employment agreement, as disclosed in the CD&A and in the section entitled "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table." As stated therein, Mr. Christopher G. McCann's employment agreement became effective as of July 1, 1999. Under the terms of the employment agreement, Mr. McCann is entitled to a minimum annual salary of $250,000, with annual 10% increases during the term. Mr. McCann's annual salary for Fiscal 2007 was $615,570, based on an annualized increase of 10% (9.4% based on the timing of the increase during the Company's 2007 fiscal year in comparison to the timing of the increase during the Company's 2006 fiscal year).


7. You describe various operational goals such as plan EBITDA and the growth of company wide revenue and the weight that the compensation committee gives to attainment of such goals. We note that you provide an extremely wide range for your operational goals. Please tell us why you have opted to utilize such a range, rather than focusing on a narrower range. Please disclose these goals in quantified form, rather than in percentage form, for the prior years reported and, if known, for the upcoming year. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.
                                                     -----------

     In future filings, the Company will expand its disclosure to include further discussion on the calculation of the performance measure targets in a form substantially as follows: The Company's performance measure targets are a function of achieving specified increases in comparison to prior year actual performance and contemplates the impact of acquisitions and management's strategic initiatives.

     As supplemental disclosure to the Staff, the range for operational goals is the result of the significant increase in targets that were set by the Company for expected Fiscal 2007 performance. As an example, since the Company completed its acquisition of Fannie May Confections Brands, Inc. ("FMCB") on May 1, 2006, the inclusion of FMCB for an incremental 10 month period during Fiscal 2007 (which commenced on July 3, 2006), resulted in a significantly larger year over year increase in its performance targets during Fiscal 2007, thereby resulting in a wider range for the Company's performance measures. The range for the operational goals of the Madison Brands was the result of a significant increase in Fiscal 2007 targets, in comparison to actual results in Fiscal 2006, as Madison Brands invested heavily behind a brand extension to expand its catalog titles and products. As a result of the increase in marketing expense behind the brand expansion, the expected results and accordingly the performance targets, were increased correspondingly.

     In future filings, the Company will disclose the goals it used in quantified form.


8. We note that the company-wide performance measures that you have set as operational goals for your named executive officers for compensation purposes are articulated in the form of ranges. For example, the range for company-wide revenue growth is 16.5-31.9% and for plan EBITDA growth is 89-171%. In addition to the threshold and stretch amounts, please disclose what the target amount is, considering we note that you quantify these amounts in your Grants of Plan-Based Awards table. Please also discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

     In addition to disclosing the threshold and maximum performance measures, in future filings, the Company will also disclose the target amount.

     As supplemental disclosure to the Staff, target revenue growth was 23.6% ($184.6 million) and target EBITDA growth was 127.1% ($60.4 million).

     As noted in the Compensation Discussion and Analysis, "The Compensation Committee has the authority to review extraordinary events that impact the Company's performance and may adjust the calculation of an award by taking into account the effect of any such extraordinary events. The Compensation Committee also retains the discretionary authority to award "special bonus compensation" to Executive Officers who have, in the opinion of the Compensation Committee, significantly contributed to the performance of the Company." In future filings, the Company will expand this disclosure by advising whether the Compensation Committee exercised discretion in awarding compensation absent attainment of the relevant performance goals.

     In further answer to your inquiry, as disclosed in the CD&A, during Fiscal 2007, the Compensation Committee did not exercise its discretion to adjust the calculation of an award above or below the level of performance achieved.


9. Your discussion regarding the bonuses and other incentives paid to named executive officers described in this section reflects different performance goals for each of the named executive officers. Please consider the principles set forth in Rule 13a-20 under the Securities and Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. In future filings, please consider presenting tabular disclosure for complex information, such as the performance goals and the weighing of goals for your incentive plans.

     In future filings, the Company will present its performance goals, and the weighting of the goals within our incentive plans, in a tabular format.


10. We note your disclosure that the threshold performance measures for your named executive officers are "intended to be reasonable and attainable while performance measures above the threshold are intended as stretch goals." Please state clearly how easy or difficult and how likely it will be for you to achieve the performance measures. See Instruction 4 to Item 402(b) of Regulation S-K.

     In future filings, the Company will provide disclosure of the percentage of actual achievement against targeted performance measures for the current year, and will provide historical context of the level of achieving the designated performance measures.

     As supplemental disclosure to the Staff, during Fiscal 2007, the annual cash incentive earned under the Company's Sharing Success Program for Company-wide achievement of performance measures was 75% of the targeted award. The annual cash incentive earned under those measures during Fiscal 2006, 2005 and 2004 was 0%, 34% and 0% of the targeted award, respectively.


Summary Compensation Table, page 15
-----------------------------------

11. In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure such as why some executives are entitled to annual salary increases and others to merit increases. See Item 402(e) of Regulation S-K.

     In future filings, the Company will include a narrative disclosure to the summary compensation table and grant of plan- based awards table addressing the proportion of salary and bonus in relation to total compensation.

     As supplemental disclosure to the Staff, certain executives are guaranteed annual salary increases based on their respective employment agreements. All other executives are subject to annual review and awarded merit increases based primarily upon performance.


Potential Payments upon Termination and Change in Control, page 23
------------------------------------------------------------------

12. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item

     402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

     In future filings, the Company will expand upon its disclosure of potential payments upon termination or a change in control to include information in a form substantially as follows:

     The Company does not have a formalized severance policy. In accordance with the Company's 2003 Long Term Incentive and Share Award Plan (the "Plan") in the event of a Change of Control, as defined in the Plan, all outstanding Awards pursuant to which a Participant may have rights, the exercise of which is restricted or limited, shall automatically become fully exercisable immediately prior to the time of the Change of Control and all performance criteria and other conditions shall be deemed to be achieved or fulfilled and shall be waived by the Company immediately prior to the time of the Change of Control so that the Shares subject to the Award will be entitled to participate in the Change of Control transaction.

     In addition, as disclosed in Potential Payments Upon Termination and Change in Control, certain executives within the Company have individual employment agreements or offer letters that contain negotiated provisions that trigger payments or provision of benefits upon termination or a change in control. Payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control for Mssrs. James McCann, Christopher McCann and Hopkins and Ms. Woo were calculated and presented in accordance with the provisions of their respective employment agreements or employment offer letters. The Company respectfully refers the Staff to footnotes (1) - (9) following the table quantifying "Potential Payments Upon Termination and Change in Control" which describes how the Company determined the appropriate payment and benefit levels for its NEOs under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. The Company will update its future filings by cross-referencing the footnotes of this table with its Outstanding Equity Awards table to provide further clarification regarding the: (i) intrinsic value of accelerated unvested stock options, (ii) accelerated vesting of restricted shares, and
     (iii) accelerated vesting of performance shares under long-term incentive equity award plan.

     For Fiscal 2007, potential payments under the circumstances triggered upon termination or change of control did not have a material impact on the Compensation Committee's evaluation of all other elements of compensation, or total compensation.

     Certain Business Relationships with Directors and Executive Officers,
     ---------------------------------------------------------------------
     page 31
     -------


13. Please describe in more detail your policies and procedures for the review, approval, or ratification of the transactions you describe this section. For example, explain how you determine whether a transaction is considered "material." See Item 404(b) of Regulation S-K.

     In future filings, we will provide additional detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards applied. This disclosure will describe the Company's legal, finance and human resource departments' review process and specify that the policy covers all transactions in excess of $120,000.


14. Please describe whether the arrangement you entered into with Julie Mulligan was reviewed and approved either by the majority of your disinterested directors or by stockholders of the company.

     The arrangement entered into with Julie Mulligan for Fiscal 2007 was reviewed and approved by the majority of the Company's disinterested Board of Directors.


15. In future filings, please file the agreements you describe in this section as exhibits, if material.

     In future filings, the Company will file the agreements described in this section as exhibits, if material.


Note 2. Significant Accounting Policies, page F-6
-------------------------------------------------

16. We note your disclosure on page F-9 of the per share impact of stock-based compensation expense recognized during the years ended July 1, 2007, July 2, 2006 and July 3, 2005. Please note that paragraph 84 of SFAS no. 123(R) generally limits the per share effect of adoption of this Statement to the year of adoption. Please note in future financial statements.

     The Company concurs with this comment, and will comply, as applicable, in future filings.

The Company's management acknowledges the following:
         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.


                               Very truly yours,


                               /s/ William E. Shea
                               ------------------------------------------------
                               William E. Shea
                               Chief Financial Officer
                               Senior Vice President, Finance and Administration



cc:  William Hartnett: Cahill Gordon & Reindel LLP
     John Schuster: Cahill Gordon & Reindel LLP